                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 6)


                            WOMEN.COM NETWORKS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    978149102
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000




             (Date of event which requires filing of this statement)



/ /      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

--------------------                                                   ---------
CUSIP No. 978149102                   13D                                Page 2
================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                         -------------------------------------------------------
                            8.    SHARED VOTING POWER

                                  21,576,447
                         -------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,576,447
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,576,447
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.6%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
================================================================================

--------------------                                                   ---------
CUSIP No. 978149102                   13D                                Page 3
================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST MAGAZINES PROPERTY, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NEVADA
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                         -------------------------------------------------------
                            8.    SHARED VOTING POWER

                                  21,576,447
                         -------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,576,447
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,576,447
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.6%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
================================================================================

--------------------                                                   ---------
CUSIP No. 978149102                   13D                                Page 4
================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             COMMUNICATIONS DATA SERVICES, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             IOWA
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                        --------------------------------------------------------
                            8.    SHARED VOTING POWER

                                  21,576,447
                        --------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,576,447
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,576,447
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.6%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
================================================================================

--------------------                                                   ---------
CUSIP No. 978149102                   13D                                Page 5
================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)/ /
                                                                          (b)/ /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                        --------------------------------------------------------
                            8.    SHARED VOTING POWER

                                  21,576,447
                        --------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,576,447
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,576,447
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.6%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
================================================================================

--------------------                                                   ---------
CUSIP No. 978149102                   13D                                Page 6
================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THE HEARST CORPORATION
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                        --------------------------------------------------------
                            8.    SHARED VOTING POWER

                                  21,576,447
                        --------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,576,447
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,576,447

--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.6%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
================================================================================

--------------------                                                   ---------
CUSIP No. 978149102                   13D                                Page 7
================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             CALIFORNIA
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                       ---------------------------------------------------------
                            8.    SHARED VOTING POWER

                                  21,576,447
                       ---------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,576,447
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,576,447
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.6%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             OO (testamentary trust)
================================================================================

                                 SCHEDULE 13D/A

ITEM 1            SECURITY AND ISSUER

         This Amendment No. 6, which relates to the shares of common stock, $.001 par value per share (the "Common Stock"), of Women.com Networks, Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on November 1, 1999 (the "Statement"), as amended. The Issuer's principal executive offices are located at 1820 Gateway Drive, Suite 100, San Mateo, California 94404.

ITEM 2            IDENTITY AND BACKGROUND

         (a) - (c) This Amendment No. 6 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

         Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

         Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

         CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

         Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

         Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.


ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of June 5, 2001, the Reporting Persons own 21,576,447 shares of Common Stock of the Issuer (the "Securities"). Hearst Communications is the direct, beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this Statement: (i) Hearst Communications is reporting that it shares the power to direct the voting and disposition of the total of 21,576,447 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 21,576,447 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 45.6% of the as adjusted shares of Common Stock outstanding.

         As previously reported in Amendment No. 3 to this Statement, in August 2000, Lifetime Entertainment Services entered into an agreement with the Issuer pursuant to which the Issuer agreed to purchase advertising and promotion of the Issuer on Lifetime's television network. Lifetime concurrently entered into a separate agreement with the Issuer pursuant to which Lifetime agreed that Lifetime would purchase shares of the Issuer's Common Stock. Both of these agreements were terminated pursuant to a Termination Agreement dated as of May 31, 2001 by and between Lifetime Entertainment Services and the Issuer. Hearst indirectly owns a 50% interest in Lifetime. A company that is unaffiliated with Hearst owns the remaining 50% interest in Lifetime.


          (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e)      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2001


                                            HEARST COMMUNICATIONS, INC.



                                            By: /s/ James M. Asher
                                                -------------------------------
                                                Name:  James M. Asher
                                                Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2001


                                            HEARST MAGAZINES PROPERTY, INC.



                                            By: /s/ James M. Asher
                                                -------------------------------
                                                Name:  James M. Asher
                                                Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2001


                                            COMMUNICATIONS DATA SERVICES, INC.



                                            By: /s/ James M. Asher
                                                -------------------------------
                                                Name:  James M. Asher
                                                Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2001


                                            HEARST HOLDINGS, INC.



                                            By: /s/ James M. Asher
                                                -------------------------------
                                                Name:  James M. Asher
                                                Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2001


                                            THE HEARST CORPORATION



                                            By: /s/ James M. Asher
                                                -------------------------------
                                                Name:  James M. Asher
                                                Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2001


                                            THE HEARST FAMILY TRUST



                                            By: /s/ Mark F. Miller
                                                -------------------------------
                                                Name:  Mark F. Miller
                                                Title: Trustee

                                   SCHEDULE I


         Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

NAME                                              PRESENT OFFICE/PRINCIPAL
                                                  OCCUPATION OR EMPLOYMENT

Hearst Communications

George R. Hearst, Jr.*              Chairman of the Board, Chairman of Executive
                                    Committee, Director

Frank A. Bennack, Jr.*              President, Chief Executive Officer, Director

Victor F. Ganzi*                    Executive Vice President, Chief Operating
                                    Officer, Director

James M. Asher                      Senior Vice President, Chief Legal and
                                    Development Officer

David J. Barrett (1)                Director; President and Chief Executive
                                    Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                   Senior Vice President, President: Hearst
                                    Magazines Division, Director

Millicent H. Boudjakdji*            Director

John G. Conomikes*                  Senior Vice President, Director

Richard E. Deems* (2)               Director

Ronald J. Doerfler                  Senior Vice President, Chief Financial
                                    Officer, Treasurer

George J. Green                     Vice President, President: Hearst Magazines
                                    International Division

Austin Hearst (3)                   Director; Vice President: Hearst
                                    Entertainment Distribution Division, Hearst
                                    Entertainment, Inc.

John R. Hearst, Jr.*                Director

Stephen T. Hearst (7)               Director; Vice President: San Francisco
                                    Realties Division, The Hearst Corporation

William R. Hearst, III* (4)         Director; Partner: Kleiner, Perkins,
                                    Caufield & Byers

Thomas J. Hughes                    Vice President, Controller

George B. Irish                     Senior Vice President, President: Hearst
                                    Newspapers Division, Director

Raymond E. Joslin                   Senior Vice President, President: Hearst
                                    Entertainment and Syndication Group
                                    Administrative Division, Director

Jodie W. King                       Vice President, Secretary

Harvey L. Lipton* (2)               Director

Richard P. Malloch                  Vice President, President: Hearst Business
                                    Media Group Administrative Division

Terence G. Mansfield (5)(6)         Director, Vice President; Managing Director:
                                    The National Magazine Co., Ltd.

Gilbert C. Maurer* (2)              Director

Mark F. Miller*                     Vice President; Executive Vice President:
                                    Hearst Magazines Division, Director

Bruce L. Paisner (3)                Vice President, Executive Vice President:
                                    Hearst Entertainment and Syndication Group
                                    Administrative Division

Raymond J. Petersen*                Director, Executive Vice President: Hearst
                                    Magazines Division

Virginia Hearst Randt*              Director

Debra Shriver                       Vice President

Alfred C. Sikes                     Vice President, President: Hearst
                                    Interactive Media Division

Jonathan E. Thackeray               Vice President


Hearst Magazines

Frank A. Bennack, Jr.*              Director

Victor F. Ganzi*                    Director

George J. Green                     President, Treasurer; President: Hearst
                                    Magazines International Division, Hearst
                                    Communications, Inc.

James M. Asher                      Vice President

Ronald J. Doerfler                  Vice President

Jodie W. King                       Vice President, Secretary

Jonathan E. Thackeray               Vice President

John A. Rohan, Jr.                  Vice President


CDS

Donald F. Ross                      Chairman of the Board, Director

Scott Weis                          President

James M. Asher                      Vice President

Kenneth J. Barloon                  Vice President, Controller, Chief Financial
                                    Officer

Cathleen P. Black                   Director; President: Hearst Magazines
                                    Division, Hearst Communications, Inc.

Ronald J. Doerfler                  Vice President

Chris Holt                          Vice President

Thomas J. Hughes                    Vice President

Jodie W. King                       Vice President, Secretary

Dennis Luther                       Vice President

Paul McCarthy                       Vice President

Mark F. Miller*                     Director, Vice President; Executive Vice
                                    President: Hearst Magazines Division, Hearst
                                    Communications, Inc.

Tim Plimmer                         Vice President

Lynn Reinicke                       Vice President

John A. Rohan, Jr.                  Director, Treasurer


Hearst Holdings

George R. Hearst, Jr.*              Chairman of the Board, Chairman of Executive
                                    Committee, Director

Frank A. Bennack, Jr.*              President, Chief Executive Officer, Director

Victor F. Ganzi*                    Executive Vice President, Chief Operating
                                    Officer, Director

James M. Asher                      Senior Vice President, Chief Legal and
                                    Development Officer

David J. Barrett (1)                Director; President and Chief Executive
                                    Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                   Senior Vice President, Director; President:
                                    Hearst Magazines Division, Hearst
                                    Communications, Inc.

Millicent H. Boudjakdji*            Director

John G. Conomikes*                  Senior Vice President, Director

Richard E. Deems* (2)               Director

Ronald J. Doerfler                  Senior Vice President, Chief Financial
                                    Officer, Treasurer

George J. Green                     Vice President; President: Hearst Magazines
                                    International Division, Hearst
                                    Communications, Inc.

Austin Hearst (3)                   Director; Vice President: Hearst
                                    Entertainment Distribution Division, Hearst
                                    Entertainment, Inc.

John R. Hearst, Jr.*                Director

Stephen T. Hearst (7)               Director; Vice President: San Francisco
                                    Realties Division, The Hearst Corporation.

William R. Hearst, III* (4)         Director; Partner: Kleiner, Perkins,
                                    Caufield & Byers

Thomas J. Hughes                    Vice President

George B. Irish                     Senior Vice President, Director; President:
                                    Hearst Newspapers Division, Hearst
                                    Communications, Inc.

Raymond E. Joslin                   Senior Vice President, Director; President:
                                    Hearst Entertainment and Syndication Group
                                    Administrative Division, Hearst
                                    Communications, Inc.

Jodie W. King                       Vice President, Secretary

Harvey L. Lipton* (2)               Director

Richard P. Malloch                  Vice President; President: Hearst Business
                                    Media Group Administrative Division, Hearst
                                    Communications, Inc.

Terence G. Mansfield (5)(6)         Director, Vice President; Managing Director:
                                    The National Magazine Co., Ltd.

Gilbert C. Maurer* (2)              Director

Mark F. Miller*                     Director, Vice President; Executive Vice
                                    President: Hearst Magazines Division, Hearst
                                    Communications, Inc.

Bruce L. Paisner (3)                Vice President; Executive Vice President:
                                    Hearst Entertainment and Syndication Group
                                    Administrative Division, Hearst
                                    Communications, Inc.

Raymond J. Petersen*                Director; Executive Vice President: Hearst
                                    Magazines Division, Hearst Communications,
                                    Inc.

Virginia Hearst Randt*              Director

Debra Shriver                       Vice President

Alfred C. Sikes                     Vice President; President: Hearst
                                    Interactive Media Division, Hearst
                                    Communications, Inc.

Jonathan E. Thackeray               Vice President


Hearst

George R. Hearst, Jr.*              Chairman of the Board, Chairman of Executive
                                    Committee, Director

Frank A. Bennack, Jr.*              President, Chief Executive Officer, Director

Victor F. Ganzi*                    Executive Vice President, Chief Operating
                                    Officer, Director

James M. Asher                      Senior Vice President, Chief Legal and
                                    Development Officer

David J. Barrett (1)                Director; President and Chief Executive
                                    Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                   Senior Vice President, Director; President:
                                    Hearst Magazines Division, Hearst
                                    Communications, Inc.

Millicent H. Boudjakdji*            Director

John G. Conomikes*                  Senior Vice President, Director

Richard E. Deems* (2)               Director

Ronald J. Doerfler                  Senior Vice President, Chief Financial
                                    Officer, Treasurer

George J. Green                     Vice President; President: Hearst Magazines
                                    International Division, Hearst
                                    Communications, Inc.

Austin Hearst (3)                   Director; Vice President: Hearst
                                    Entertainment Distribution Division, Hearst
                                    Entertainment, Inc.

Stephen T. Hearst, (7)              Director; Vice President: San Francisco
                                    Realties Division

John R. Hearst, Jr.*                Director

William R. Hearst, III* (4)         Director; Partner: Kleiner, Perkins,
                                    Caufield & Byers

Thomas J. Hughes                    Vice President

George B. Irish                     Senior Vice President, Director; President:
                                    Hearst Newspapers Division, Hearst
                                    Communications, Inc.

Raymond E. Joslin                   Senior Vice President, Director; President:
                                    Hearst Entertainment and Syndication Group
                                    Administrative Division, Hearst
                                    Communications, Inc.

Jodie W. King                       Vice President, Secretary

Harvey L. Lipton* (2)               Director

Richard P. Malloch                  Vice President; President: Hearst Business
                                    Media Group Administrative Division, Hearst
                                    Communications, Inc.

Terence G. Mansfield (5)(6)         Director, Vice President; Managing Director:
                                    The National Magazine Co., Ltd.

Gilbert C. Maurer* (2)              Director

Mark F. Miller*                     Director, Vice President; Executive Vice
                                    President: Hearst Magazines Division, Hearst
                                    Communications, Inc.

Bruce L. Paisner (3)                Vice President; Executive Vice President:
                                    Hearst Entertainment and Syndication Group
                                    Administrative Division, Hearst
                                    Communications, Inc.

Raymond J. Petersen*                Director; Executive Vice President: Hearst
                                    Magazines Division, Hearst Communications,
                                    Inc.

Virginia Hearst Randt*              Director

Debra Shriver                       Vice President

Alfred C. Sikes                     Vice President; President: Hearst
                                    Interactive Media Division, Hearst
                                    Communications, Inc.

Jonathan E. Thackeray               Vice President


----------------------------------
(1)      888 Seventh Avenue
         New York, NY 10106

(2)      Self-employed, non-employed or retired

(3)      235 E. 45th Street
         New York, NY 10017

(4)      2750 Sand Hill Road
         Menlo Park, CA 94025

(5)      U.K. Citizen

(6)      National Magazine House
         72 Broadwick Street
         London, England W1 2BP

(7)      5 Third Street
         Suite 200
         San Francisco, CA 94103